     AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON SEPTEMBER 8, 1998



                                                      REGISTRATION NO. 333-52585

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          CONCENTRA MANAGED CARE, INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       04-3363415
               (STATE OR OTHER JURISDICTION OF                               (IRS EMPLOYER IDENTIFICATION NUMBER)
                INCORPORATION OR ORGANIZATION)

                           --------------------------
                                312 UNION WHARF
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 367-2163
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                                DONALD J. LARSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CONCENTRA MANAGED CARE, INC.
                                312 UNION WHARF
                                BOSTON, MA 02109
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------
                                    COPY TO:
                            RICHARD A. PARR II, ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CONCENTRA MANAGED CARE, INC.
                               5080 SPECTRUM DR.
                                 SUITE 400 WEST
                                DALLAS, TX 75248
                               JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                                BOSTON, MA 02110
                           --------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THOSE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION DATED SEPTEMBER   , 1998

                                   PROSPECTUS
                                  $230,000,000

                                     [LOGO]
                 4.50% CONVERTIBLE SUBORDINATED NOTES DUE 2003

                                  -----------


    This Prospectus relates to the offering by the selling securityholders (the "Selling Securityholders") of up to an aggregate of $230,000,000 principal amount of 4.50% Convertible Subordinated Notes due 2003 (the "Notes") of Concentra Managed Care, Inc. (the "Company" or "Concentra"), and the 5,575,757 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), that are issuable upon the conversion of the Notes. The Notes will be convertible at the option of the holder of such Notes (the "Holder") into shares of Common Stock at any time on or after 90 days following the last date of the initial issuance of the Notes through maturity, unless previously redeemed or repurchased, at a conversion price of $41.25 per share, subject to certain adjustments (the "Conversion Price"). See "Description of Notes--Conversion of Notes." The Common Stock is traded on the Nasdaq National Market under the symbol "CCMC." On September 3, 1998, the closing price of the Common Stock was $12 1/4 per share.


    Interest on the Notes is payable on March 15 and September 15 of each year, commencing on September 15, 1998. The Notes will mature on March 15, 2003 unless previously redeemed or repurchased. The Notes are not redeemable by the Company prior to March 15, 2001. Thereafter, the Notes will be redeemable on at least 30 days' notice at the option of the Company, in whole or in part, at the redemption prices set forth in this Prospectus, in each case together with accrued and unpaid interest. Subject to certain restrictions and conditions, in the event of a Change of Control (as defined) each Holder of the Notes has the right to require the Company to repurchase all or any portion of such Holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest. See "Description of Notes--Optional Redemption by the Company" and "--Repurchase of Notes at the Option of Holders Upon a Change of Control."


    The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. The Indenture (as defined) does not restrict the incurrence of Senior Indebtedness or other indebtedness of the Company and its subsidiaries. The Notes are PARI PASSU with the Company's outstanding 6% Convertible Subordinated Notes due 2001 in the principal amount of $97,750,000. See "Description of 6% Convertible Notes due 2001." As of June 30, 1998, the Company had $10,837,000 in Senior Indebtedness outstanding and had approximately $100,000,000 available to be drawn upon under its revolving credit facility. The Notes are also effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. See "Description of Notes--Subordination of Notes."


    The Notes may be sold from time to time pursuant to this Prospectus by the Selling Securityholders. The Notes may be sold by the Selling Securityholders in ordinary brokerage transactions, in transactions in which brokers solicit purchases, in negotiated transactions, or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. See "Plan of Distribution." The Company will receive no part of the proceeds of sales from the offering by the Selling Securityholders. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Securityholders will be borne by such Selling Securityholders. None of the securities offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.
                                 --------------

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED
                                    HEREBY.

                                 -------------

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED
   BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY OTHER
     FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.
       FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT REVIEWED THIS
           DOCUMENT OR PASSED UPON THE ACCURACY OR DETERMINED THE
             ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE
                              CONTRARY IS A CRIMINAL OFFENSE.


                         THE DATE OF THIS PROSPECTUS IS
                              SEPTEMBER   , 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates, or on the world wide web at http://www.sec.gov. Copies of other materials concerning the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated in this Prospectus by reference:


    1. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed May 14, 1998.



    2. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed August 13, 1998.



    3. The Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed March 31, 1998;



    4. The Company's Proxy Statement with respect to its 1998 Annual Meeting of Stockholders dated April 7, 1998.



    5. The Company's Current Reports on Form 8-K filed on January 23, 1998, February 2, 1998, February 18, 1998, March 2, 1998, March 11, 1998, March 30,
1998, April 22, 1998 (Form 8K/A), April 30, 1998, July 30, 1998, August 31, 1998
and September 8, 1998.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to the Company's principal executive offices at:
Concentra Managed Care, Inc. 312 Union Wharf, Boston, Massachusetts 02109,
Attn.: Chief Financial Officer, (617) 367-2163.
                            ------------------------

    All Selling Securityholders must deliver a prospectus to purchasers at or prior to the time of any sale of the Notes or Common Stock issuable upon conversion of the Notes.

                                    SUMMARY

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.

                                  THE COMPANY

    Concentra Managed Care, Inc. (the "Company" or "Concentra") is the leading provider and comprehensive outsource solution for cost-containment and fully integrated care management for employers & payors in the occupational, auto & group healthcare markets. The Company offers its comprehensive services to employers, insurers and third-party administrators of all sizes. Concentra was formed by the merger of OccuSystems, Inc. (OccuSystems) and CRA Managed Care, Inc., on August 29, 1997.


    The Company's continuum of services is comprised of three main categories:
(1) field case management, (2) specialized cost-containment services and (3) health services. The Company's field case management organization consists of 1,350 field case managers in 130 offices in 49 states and the District of Columbia, providing medical management and vocational rehabilitation services. The Company's specialized cost-containment services, including first report of injury services, utilization management, specialized preferred provider network management, telephonic case management and medical bill review services, are provided in 83 service locations in 49 states. Health services include primary care services and preventive services including pre-employment testing and loss prevention services, and are provided through 147 clinics located in 37 markets in 20 states. Through the six months ended June 30, 1998, revenues from field case management, specialized cost-containment services and health services represented approximately 28%, 30% and 42% of total revenues, respectively.


    Workers' compensation is a state mandated, comprehensive, insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illnesses. Since their introduction in the early 1900's, these programs have been expanded to all 50 states and the District of Columbia. In addition, federal statutes provide workers' compensation benefits for federal employees. Each state is responsible for implementing and regulating its own program. Consequently, workers' compensation benefits and arrangements vary on a state-by-state basis and are often highly complex. According to statistics published in the 1998 Workers' Compensation Year Book, total workers' compensation costs to employers were estimated to be approximately $92 billion in 1996. While the industry is fragmented with a large number of competitors in the various subsegments of workers' compensation services, Concentra believes that it is the only integrated provider of care management and cost-containment on a nationwide basis.

    The Company's objective is to expand and capitalize on its presence as a national provider of fully-integrated care management and cost-containment services. Concentra's strategy is to (i) leverage its national organization and local market presence to expand its relationship with national payors who are increasingly seeking national solutions to their workers' compensation, group health and auto-injury needs; (ii) capitalize on its customer base by cross-selling case management, cost-containment and health services to its existing customers; (iii) continue to consolidate physician practices specializing in occupational medicine; (iv) further develop and affiliate with vertically integrated networks of providers, including specialists and hospitals; (v) continue to streamline patient care, client communication and claims resolution through the use of information technology; and (vi) expand its product offerings and enhance opportunities for growth through additional strategic acquisitions.

                              RECENT DEVELOPMENTS


    On February 24, 1998, the Company acquired privately-held Preferred Payment Systems, Inc. ("PPS"), based in Naperville, Illinois, in a transaction pursuant to which shareholders of PPS received approximately 7,100,000 shares of the Company's Common Stock, $15,047,000 in cash and the assumption by Concentra of PPS options totalling approximately 580,000 shares. The aggregate consideration paid to the shareholders of PPS was approximately $247,600,000, valued on the date of the closing of the transaction. The Company repaid approximately $49,000,000 of indebtedness of PPS with borrowings under the Company's revolving credit facility. The transaction will be accounted for as a pooling of interests. PPS, a leading nationwide provider of specialized cost-containment and outsourcing services for healthcare payors, had approximately $34,900,000 in net revenues and approximately $7,400,000 in pre-tax income for the year ended December 31, 1997.

    The acquisition of PPS significantly expands Concentra's current market presence in retrospective bill review services for the group health marketplace. The Company believes that the combination of PPS and Prompt Associates, Inc., which was acquired by the Company in 1996, results in an entity that is the leader in the medical claims review industry.

    The Company's executive office is located at 312 Union Wharf, Boston, Massachusetts 02109, and the Company's telephone number is (617) 367-2163.

                                  THE OFFERING

Securities Offered..............  $230,000,000 aggregate principal amount of 4.50%
                                  Convertible Subordinated Notes due 2003.

Interest Payment Dates..........  March 15 and September 15 of each year, commencing
                                  September 15, 1998.

Maturity Date...................  March 15, 2003.

Conversion Rights...............  The Notes are convertible into shares of Common Stock at any time on or after the 90th day following the latest
                                  date of initial issuance of the Notes and prior to
                                  maturity, unless previously redeemed or repurchased, at a
                                  conversion price of $41.25 per share, subject to certain
                                  adjustments. See "Description of Notes-- Conversion of
                                  Notes."

Optional Redemption.............  The Notes are not redeemable by the Company until March
                                  15, 2001. Thereafter, the Notes will be redeemable, at any time, on at least 30 days' notice at the option of the
                                  Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest. See "Description of
                                  Notes--Optional Redemption by the Company."

Change of Control...............  In the event that a Change of Control occurs, each Holder of Notes may require the Company to repurchase all or a
                                  portion of such Holder's Notes at 100% of the principal
                                  amount thereof, together with accrued interest to the
                                  repurchase date. See "Risk Factors-- Limitation on
                                  Repurchase of Notes Upon Change of Control" and
                                  "Description of Notes--Repurchase of Notes at Option of
                                  Holders Upon a Change of Control."

Subordination...................  The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior
                                  Indebtedness. See "Description of Notes--Subordination of
                                  Notes." As defined, Senior Indebtedness includes the
                                  Company's long-term debt, capital lease obligations and
                                  any outstanding balance under its revolving credit
                                  facility. The Indenture does not restrict the incurrence
                                  of Senior Indebtedness or other Indebtedness of the
                                  Company and its subsidiaries. The Notes are pari passu
                                  with the Company's outstanding 6% Convertible Subordinated
                                  Notes due 2001 in the principal amount of $97,750,000. See
                                  "Description of 6% Convertible Notes due 2001." At June
                                  30, 1998, the Company had $10,837,000 in Senior
                                  Indebtedness outstanding and had approximately
                                  $100,000,000 available to be drawn upon under its
                                  revolving credit facility.

Use of Proceeds.................  The Company will not receive any of the proceeds from the sale of the Notes or the underlying Common Stock. See "Use of Proceeds."

Registration Rights and           The Company will be permitted to suspend the use of the
  Liquidated Damages............  prospectus that is a part of this registration statement during certain periods and under certain circumstances.
                                  The Company will be required to pay liquidated damages to
                                  the Holders of the Notes or the underlying Common Stock,
                                  as the case may be, under certain circumstances if the
                                  Company is not in compliance with its registration
                                  obligations. See "Description of Notes--Registration
                                  Rights."


                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    Words such as "believe," "anticipate," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and words of similar import are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which are used in this Prospectus and the documents incorporated by reference herein. All statements other than statements of historical facts included or incorporated by reference in this Prospectus, including, without limitation, statements regarding the Company's future financial results, financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although the Company believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include, among others, product and service demand and acceptance, the availability of appropriate acquisition and joint venture candidates, economic conditions, the impact of competition and pricing, changes in the availability, cost and terms of financing, the impact of present or future occupational, healthcare and insurance legislation and related legislation or rule-making, the continued availability and functionality of data processing equipment and licensed software, the impact of possible litigation, and changes in operating expenses. For a more detailed discussion of the factors which could cause actual results to vary from those disclosed in forward-looking statements, reference is made to the following factors and to the cautionary language contained in the Company's periodic reports that are incorporated herein by reference. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the foregoing cautionary statements.

                       RATIO OF EARNINGS TO FIXED CHANGES

                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                                -----------------------------------------------------
                                                                  1993       1994       1995       1996       1997
                                                                ---------  ---------  ---------  ---------  ---------

Ratio of earnings to fixed charges (1)(2).....................       2.5x       2.1x       3.6x       6.2x       2.2x

Ratio of adjusted earnings to fixed charges (1)(3)............       2.5x       2.1x       3.7x       6.3x       4.3x

                                                                   FOR THE SIX
                                                                  MONTHS ENDED
                                                                  JUNE 30, 1998
                                                                -----------------
Ratio of earnings to fixed charges (1)(2).....................           3.6x
Ratio of adjusted earnings to fixed charges (1)(3)............           4.7x


------------------------


(1) The ratio of earnings to fixed charges and the ratio of adjusted earnings to fixed charges for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and for the six months ended June 30, 1998 have been restated to reflect the acquisition of PPS in accordance with Accounting Principles Board Opinion No. 16.



(2) Computed by dividing the sum of net earnings, before deducting provisions for income taxes and fixed charges, by total fixed charges. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and one-fourth of rent expense, estimated by management to be the interest component of such rentals.



(3) Computed by dividing the sum of net earnings, before deducting nonrecurring charges, provisions for income taxes and fixed charges, by total fixed charges. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and one-fourth of rent expense, estimated by management to be the interest component of such rentals.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE NOTES OFFERED HEREBY.

DEPENDENCE ON FUTURE ACQUISITIONS AND JOINT VENTURES; ACQUISITION RISKS

    The Company's growth in new and existing markets is dependent upon an aggressive acquisition and joint venture strategy. The Company is in various stages of negotiations to acquire practices from a number of prospective selling groups. There can be no assurance that further suitable acquisition candidates can be found, that acquisitions can be financed or consummated on favorable terms or that such acquisitions, if completed, will be successful. In addition, there can be no assurance that the Company will be able to integrate successfully the operations of any acquired business or institute Company-wide systems and procedures to operate successfully the combined enterprises. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates, competition for such acquisitions, the purchase price, the financial performance of the acquired businesses after acquisition and the ability of the Company to integrate effectively the operations of acquired businesses. A strategy of growth by acquisition also involves the risk of assuming unknown or contingent liabilities of the acquired business, which could be material, individually or in the aggregate. Any failure by the Company to identify suitable candidates for acquisition, to integrate or operate acquired businesses effectively or to insulate itself from unwanted liabilities of acquired businesses may have a material adverse effect on the Company's business, financial condition and results of operations. The Emerging Issues Task Force of the Financial Accounting Standards Board is currently evaluating certain matters relating to the physician practice management industry, including a review of accounting for business combinations. The Company is unable to predict the impact, if any, that this review may have on the Company's acquisition strategy.

    The Company has also entered into, and is in various stages of negotiations to form, joint ventures to own and operate occupational healthcare centers in selected markets. The Company's strategy is to form these joint ventures with competitively-positioned hospital management companies, hospital systems and other healthcare providers. There can be no assurances that the Company will continue to utilize joint ventures as part of its growth strategy, that further suitable joint ventures can be formed or that such existing or future ventures will be successful.

EFFECT OF AMORTIZATION ON RESULTS OF OPERATIONS


    The Company has pursued acquisitions as an important component of its business strategy, and expects that it will continue to pursue acquisitions. The Company has had, and will continue to have, significant charges for depreciation and amortization expense related to the fixed assets and intangibles acquired, or to be acquired, in its acquisitions. Consequently, the Company expects that such depreciation and amortization will continue to impact its results of operations. The Company periodically reviews whether changes have occurred, either specific to the business or generally in the industry, which might require revision of the remaining estimated useful life of the assigned goodwill or render all or a portion of the goodwill non-recoverable. In accordance with Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," impairments are determined by comparing undiscounted estimated future cash flows to the carrying value of long-lived assets. At June 30, 1998, net intangible assets were approximately $269,963,000 compared to total assets of $635,761,000 and stockholders' equity of $227,284,000.


MANAGEMENT OF GROWTH

    The Company has experienced rapid growth. The continued rapid growth of the Company could place a significant strain on its management and other resources. The Company anticipates that continued growth, if any, will require it to continue to recruit, hire, train and retain a substantial number of new and highly skilled administrative, information technology, finance, sales and marketing and support personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. Should the Company continue to experience rapid growth, there can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations or that management will adequately anticipate all demands that growth will place on the Company. If the Company's management is unable to manage growth effectively, the quality of the Company's products and its business, operating results and financial condition could be materially and adversely affected.

COMPETITION

    The market to provide healthcare services within the workers' compensation system is highly fragmented and competitive. The Company's primary competitors have typically been independent physicians, hospital emergency departments and hospital-owned or hospital-affiliated medical facilities. The Company believes that, due to the emergence of managed care, its competitors will increasingly consist of specialized provider groups, insurance companies, health management organizations ("HMOs") and other significant providers of managed care products.

    The Company also faces competition from large insurers, HMOs, preferred provider organizations ("PPOs"), third party administrators ("TPAs") and other managed health care companies. The Company believes that, as managed care techniques continue to gain acceptance in the workers' compensation marketplace, the Company's competitors will increasingly consist of nationally focused workers' compensation managed care service companies, insurance companies, HMOs and other significant providers of managed care products. Legislative reforms in some states permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the ability to manage medical costs for workers' compensation claimants, such legislation may intensify competition in the market served by the Company. Many of the Company's current and potential competitors are significantly larger and have greater financial and marketing resources than those of the Company, and there can be no assurance that the Company will continue to maintain its existing performance or be successful with any new products or in any new geographic markets it may enter.

INCREASED LEVERAGE AND RISKS OF INDEBTEDNESS


    In connection with the sale of the Notes, the Company incurred $230,000,000 in additional indebtedness, which, after giving effect to the use of proceeds of the sale of the Notes to repay all amounts outstanding under the Company's revolving credit facility, increased the ratio of its total debt to its total capitalization from 50% at December 31, 1997 (restated to give effect to the acquisition of PPS) to 59.1% at June 30, 1998. As a result of this increased leverage, the Company's principal obligations have increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements.


    The amount of debt and debt-related payments is expected to increase substantially as the Company pursues its growth strategy. As a result, an increasing portion of the Company's cash flow will be devoted to debt service and related payments and the Company will be subject to risks normally associated with increased financial leverage. There can be no assurance that the Company will generate sufficient cash flows from operations to cover required interest, principal and any operating lease payments.

    In September 1997, the Company entered into a $100,000,000 credit agreement (the "Credit Facility") which has a maturity of five years. The obligations under the Credit Facility are secured by the capital stock of the Company's present and future principal subsidiaries. The Credit Facility contains certain customary financial covenants and other restrictions.

SUBORDINATION


    The Notes are subordinated in right of payment to all existing and future Senior Indebtedness, including the Company's borrowings under the Credit Facility and are structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. Since the Company is a holding company that conducts its operations principally through subsidiaries, substantially all of the Company's liabilities other than long-term debt are liabilities of the subsidiaries. The Company's subsidiaries have also guaranteed the Company's obligations under the Credit Facility. The Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness or liabilities by the Company or its subsidiaries. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Indebtedness has been paid in full and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. As of June 30, 1998, the Company had $10,837,000 in Senior Indebtedness outstanding and had approximately $100,000,000 available to be drawn upon under the Credit Facility. The Notes are PARI PASSU with the Company's outstanding 6% Convertible Subordinated Notes due 2001 in the principal amount of $97,750,000. See "Description of Notes--Subordination of Notes" and "Description of 6% Convertible Notes due 2001."


    The Company's ability to meet its cash obligations in the future will be dependent upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of state law and contractual provisions. The Indenture will not limit the ability of the Company's subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. The Notes, therefore, are structurally subordinated to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a claim.

LIMITATIONS ON REPURCHASE OF NOTES UPON CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each Holder of Notes may require the Company to repurchase all or a portion of such Holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by Holders thereof. In addition, the Company's repurchase of the Notes as a result of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including the Credit Facility and other agreements relating to indebtedness. Failure of the Company to purchase tendered Notes would constitute an Event of Default under the Indenture. See "Description of Notes--Repurchase of Notes at the Option of Holders Upon a Change of Control."

ABSENCE OF EXISTING MARKET FOR NOTES


    The Notes constitute a new issue of securities. The Company has listed the notes on the Nasdaq Small-Cap Market, trading under the symbol CCMCH.

    Prior to the effectiveness of the Registration Statement, the Notes were designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market; however, the Notes sold hereunder will no longer be eligible for trading through PORTAL, and no assurance can be given that an active trading market for the Notes will develop on the Nasdaq Small-Cap Market or otherwise or, if such market develops, as to the liquidity or sustainability of such market. If an active trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling, or an inability to sell, the Notes. The Company may discontinue the listing of the Notes on the Nasdaq Small-Cap Market or otherwise at any time. If an active public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Depending on such factors, the Notes may trade at a discount from their principal amount.

UNCERTAINTIES RELATED TO CHANGING HEALTHCARE ENVIRONMENT; CHANGES IN MARKET
  DYNAMICS

    The healthcare industry has experienced substantial changes in recent years. Although managed care has yet to become a major factor in occupational healthcare, the Company anticipates that managed care programs, including case rate and capitation plans, may play an increasing role in the delivery of occupational healthcare services, and that competition in the occupational healthcare industry may shift from individual practitioners to specialized provider groups such as those managed by the Company, insurance companies, HMOs and other significant providers of managed care products. To facilitate the Company's managed care strategy, the Company is developing risk-sharing products for the workers' compensation industry that will be marketed to employers, insurers and managed care organizations. No assurance can be given that the Company will prosper in the changing healthcare environment or that the Company's strategy to develop managed care programs will succeed in meeting employers' and workers' occupational healthcare needs.

    Legislative reforms in some states permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the capacity to manage health care for workers' compensation claimants, such legislation may intensify competition in the market served by the Company. Within the past few years, several states have experienced decreases in the number of workers' compensation claims and the average cost per claim which have been reflected in workers' compensation insurance premium rate reductions in those states. The Company believes that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, they may have an adverse impact on the Company's business and results of operations.

UNCERTAINTIES REGARDING HEALTHCARE REFORM

    There have been numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. The Company believes that such initiatives will continue during the foreseeable future. Aspects of certain of these reforms as proposed in the past could, if adopted, adversely affect the Company.

RISKS INHERENT IN PROVISION OF MEDICAL SERVICES; POSSIBLE LITIGATION AND LEGAL
  LIABILITY

    The professional associations with which the Company is affiliated (the "Physician Groups") and certain employees of the Company are involved in the delivery of healthcare services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants which may exceed the limits of any applicable insurance coverage. The Company is indemnified under its management agreements with the Physician Groups for claims against them, maintains liability insurance for itself and negotiates liability insurance for the physicians in the Physician Groups. Successful malpractice claims asserted against the Physician

Groups or the Company, however, could have a material adverse effect on the Company's financial condition and profitability.

    The Company, through its utilization management services, makes recommendations concerning the appropriateness of providers' proposed medical treatment plans of patients throughout the country, and as a result it could be subject to changes arising from any adverse medical consequences. The Company does not grant or deny claims for payment of benefits, and the Company does not believe that it engages in the practice of medicine or the delivery of medical services. There can be no assurance, however, that the Company will not be subject to claims or litigation related to the grant or denial of claims for payment of benefits or allegations that the Company engages in the practice of medicine or the delivery of medical services. In addition, there can be no assurance that the Company will not be subject to other litigation that may adversely affect the Company's business or results of operations. The Company maintains errors and omissions insurance and such other lines of coverage as the Company believes are reasonable in light of the Company's experience to date. There can be no assurance, however, that such insurance will be sufficient or available at reasonable cost to protect the Company from liability which might adversely affect the Company's business or results of operations.

CORPORATE PRACTICE OF MEDICINE AND OTHER LAWS AND REGULATIONS

    Most states limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals. Many states also limit the scope of business relationships between business entities such as the Company and licensed professionals and professional corporations, particularly with respect to fee-splitting between a physician and another person or entity and non-physicians exercising control over physicians engaged in the practice of medicine.

    Laws and regulations relating to the practice of medicine, fee-splitting and similar issues vary widely from state to state, are often vague, and are seldom interpreted by courts or regulatory agencies in a manner that provides guidance with respect to business operations such as those of the Company. Although the Company attempts to structure all of its operations so that they comply with the relevant state statutes and applicable medical practice, fee-splitting and similar laws, there can be no assurance that (i) courts or governmental officials with the power to interpret or enforce these laws and regulations will not assert that the Company or certain transactions in which it is involved are in violation of such laws and regulations and (ii) future interpretations of such laws and regulations will not require structural and organizational modifications of the Company's business.

    Many states, including a number of those in which the Company transacts business, have licensing and other regulatory requirements applicable to the Company's business. Approximately half of the states have enacted laws that require licensing of businesses which provide medical review services, such as the Company. Some of these laws apply to medical review of care covered by workers' compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control, and dispute resolution procedures. These regulatory programs may result in increased costs of operation for the Company, which may have an adverse impact upon the Company's ability to compete with other available alternatives for healthcare cost control. In addition, new laws regulating the operation of managed care provider networks have been adopted by a number of states. These laws may apply to managed care provider networks having contracts with the Company or to provider networks which the Company has organized and may organize in the future. To the extent the Company is governed by these regulations, it may be subject to additional licensing requirements, financial oversight and procedural standards for beneficiaries and providers. Regulation in the healthcare and workers' compensation fields is constantly evolving. The Company is unable to predict what additional government regulations, if any, affecting its business may be promulgated in the future. The Company's business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements. In addition, the automobile insurance industry, like the workers' compensation industry, is regulated on a state-by-state basis.

Although regulatory approval is not required for the Company to offer most of its services to the automobile insurance market, state regulatory approval is required in order to offer automobile insurers' products that permit them to direct claimants into a network of medical providers.

FRAUD AND ABUSE LAWS

    A federal law (the "Anti-Kickback Statute") prohibits the offer, payment, solicitation or receipt of any form of remuneration to induce or in return for the referral of Medicare or other governmental health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or other governmental health programs. Violations of the statute can result in the imposition of substantial civil and criminal penalties. In addition, as of January 1, 1995, certain anti-referral provisions (the "Stark Amendments") prohibit a physician with a "financial interest" in an entity from referring a patient to that entity for the provision of any of eleven "designated health services" (some of which are provided by Physician Groups affiliated with the Company).

    At least six of the states in which the Company conducts business (Florida, California, Texas, Arizona, New Jersey and Maryland) have enacted statutes similar in scope and purpose to the Anti-Kickback Statute. There is currently no authority interpreting these statutes in a manner directly relevant to the Company's business. The Company believes that regulatory authorities and state courts interpreting these statutes may regard federal law under the Anti-Kickback Statute as persuasive, and further believes that its arrangements with the Physician Groups comply with the Anti-Kickback Statute. In addition, most states have statutes, regulations or professional codes that restrict a physician from accepting various kinds of remuneration in exchange for making referrals. Several states are considering legislation that would prohibit referrals by a physician to an entity in which the physician has a specified financial interest.

    All of the foregoing laws are subject to modification and interpretation, and have not often been interpreted by appropriate authorities in a manner adverse to the Company's business, and are enforced by authorities vested with broad discretion. The Company has attempted to structure all of its operations so that they comply with all applicable anti-kickback and anti-referral prohibitions. The Company also continually monitors developments in this area. If these laws are interpreted in a manner contrary to the Company's interpretation, are reinterpreted or amended, or if new legislation is enacted with respect to healthcare fraud and abuse or similar issues, the Company will seek to restructure any affected operations so as to maintain compliance with applicable law. No assurance can be given that such restructuring will be possible, or, if possible, will not adversely affect the Company's business or results of operations.

RELIANCE ON DATA PROCESSING AND LICENSED SOFTWARE


    Certain aspects of the Company's business are dependent upon its ability to store, retrieve, process and manage data and to maintain and upgrade its data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other computer problems could have a material adverse affect on the Company's business and results of operations. Certain of the software used by the Company within its medical bill review operation is licensed from an independent third party software company pursuant to a non-exclusive license that may be terminated by either party at any time on 6 months notice. While the Company has historically maintained a good relationship with the licensor, there can be no assurance that this software license will not be terminated or that the licensor will be able to continue the license on its existing terms. Although management believes that alternative software would be available if the existing license were terminated, such termination could be disruptive and could have a material adverse effect on the Company's business and results of operations.


INFORMATION SYSTEM UPGRADES AND YEAR 2000 COMPLIANCE

    The Company continually evaluates and upgrades its management information systems. The Company has completed a number of acquisitions in recent years, and the information systems of some of the acquired operations have not been fully integrated with the Company's information systems. Although the Company does not anticipate any disruption in its operations or financial reporting as a result of system upgrades or system integrations, there can be no assurance that such disruption will not occur or that the desired benefits from the system upgrades will be realized. Currently, there is significant uncertainty in the software industry and among software users regarding the impact of the year 2000 on installed software. Software database modifications and/or implementation modifications will be required to enable such software to distinguish between 21st and 20th century dates. The Company uses third-party system software which will need to be modified or replaced in order to address year 2000 compliance. If the Company does not identify and implement modifications or new software prior to January 1, 2000, its operations could be disrupted which could have a material adverse effect on the Company's business or operating results or financial condition. In addition, the Company's operations could be disrupted if the companies with which the Company does business do not identify and correct any such year 2000 problems and such failure adversely affects their ability to do business with the Company. While the Company considers the cost to become year 2000 compliant to be a normal operating cost necessary to periodically upgrade system software, there can be no assurance that costs incurred in becoming year 2000 compliant will not have a material adverse effect on the Company's business or operating results or financial condition.



    The Company has put in place a program to identify all year 2000 problems and believes that it has identified most critical issues. Action plans have been developed and are in various stages of implementation to address each identified issue, and such action plans are scheduled to be complete prior to the year 2000. Additionally, the Company has engaged an outside consultant to conduct an inventory and assessment of all year 2000 affected areas, including information technology systems, non-information technology systems (e.g. embedded systems contained in buildings) and third party software. Upon receipt of the consultant's report, which is expected at the end of the third fiscal quarter of 1998, the Company will develop and implement action plans to address any additional identified issues. Based upon the consultant's report, the Company will determine whether contingency plans are necessary. If all issues are not identified, all action plans are not completed and contingency plans become necessary, the Company may not be year 2000 compliant which could have a material adverse effect on the Company's business or operating results or financial condition.


VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock has been volatile and may be volatile in the future. Future developments concerning the Company or its competitors, including developments related to governmental regulations, acquisitions, operating results, the healthcare industry generally and general market and economic conditions, may have a significant impact on the market price of the Company's Common Stock.

DIVIDEND POLICY AND RESTRICTIONS

    The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future and anticipates that future earnings will be retained to finance future operations and expansion. The Credit Facility prohibits the Company from paying dividends and making other distributions on its Common Stock.

ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Certificate of Incorporation and certain provisions of the Delaware General Corporation Law may make it difficult to change control of the Company and replace incumbent management. For example, the Company's Certificate of Incorporation provides for a staggered Board of Directors and permits the Board of Directors, without stockholder approval, to issue additional shares of Common Stock or establish one or more series of Preferred Stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as the Board of Directors may determine. The Company has also adopted a Stockholder Rights Plan. See "Description of Capital Stock."

    In addition, the terms of certain indebtedness of the Company (including the Notes) may require prepayment upon a change of control of the Company and therefore may have an anti-takeover effect. See "Description of Notes--Repurchase of Notes at the Option of the Holders Upon a Change of Control."

                                USE OF PROCEEDS

    The Notes and the underlying shares of Common Stock are offered by the Selling Securityholders and, accordingly, the Company will not receive any of the proceeds from the sales thereof.

                              DESCRIPTION OF NOTES

    The Notes were issued under an indenture dated as of March 16, 1998 (the "Indenture"), between the Company and Chase Bank of Texas, N.A., as Trustee (the "Trustee"). A copy of each of the Indenture and the related registration rights agreement dated March 11, 1998 between the Company and BT Alex. Brown Incorporated, BancAmerica Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation and Piper Jaffrey Inc. (the "Initial Purchasers") (the "Registration Rights Agreement") was filed as an exhibit to the Company's Form 8-K filed on March 30, 1998. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

    The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination of Notes," and convertible into Common Stock as described under "--Conversion of Notes." The Notes are limited to $230,000,000 in aggregate principal amount, and were issued only in denominations of $1,000 or any multiple thereof and will mature on March 15, 2003, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the Holder upon a Change of Control.

    The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of Notes in the event of a highly leveraged transaction or a Change of Control of the Company except to the extent described under "--Repurchase of Notes at the Option of Holders Upon a Change of Control."

    The Notes bear interest at the annual rate set forth on the cover page hereof on the original date of issuance, payable on March 15 and September 15, commencing on September 15, 1998, to Holders of record at the close of business on March 1 and September 1, respectively. Notes called for redemption by the Company shall include accrued and unpaid interest to, but excluding, the Redemption Date; provided that if the Redemption Date is after a record date and on or prior to the corresponding interest payment date, accrued interest shall be payable to the Holder of the redeemed Notes registered on such record date. Notes repurchased by the Company at the option of a Holder pursuant to a Change of Control shall include accrued and unpaid interest to, but excluding, the Repurchase Date; provided that if the Repurchase Date is after a record date and on or prior to the corresponding Interest Payment Date and Damage Payment Date, accrued interest shall be paid to the registered Holder on the close of business on such record date and no additional interest will be paid to a Holder who tenders a Note pursuant to the Repurchase Offer. If a Note is surrendered for conversion between a record date and the next following Interest Payment Date and the Note has not been called for redemption on a Redemption Date occurring within such period (except for the interest payment date occurring on March 15, 2001), then the surrender of such Note shall be accompanied by a payment of the amount of interest payable on such interest payment date on the principal amount of the Note being surrendered for conversion.

    Principal of, premium, if any, interest on, and liquidated damages, if any, with respect to the Notes will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in New York, New York, which is initially the office or agency of the Trustee. Principal, premium, if any, interest and liquidated damages, if any, may, at the Company's option, be paid at the Trustee's corporate trust office or by check mailed to such Holders at the addresses set forth upon the registry books of the Company. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The Indenture and the Registration Rights Agreement are governed by and construed under the laws of the Commonwealth of Massachusetts.

CONVERSION OF NOTES

    Each Holder of Notes has the right at any time on or after the 90th day following the latest date of initial issuance of the Notes and prior to the close of business on the Stated Maturity of the Notes, unless previously redeemed or repurchased, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock at any time at the Conversion Price set forth on the cover page of this Prospectus (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on the Business Day, respectively, immediately prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

    In the case of any Note that has been converted after any Record Date, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Record Date. Any Note converted after any Record Date but before the next Interest Payment Date must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion; provided no such payment shall be required with respect to interest payable on March 15, 2001. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (determined in accordance with the Indenture) at the close of business on the day of conversion. As a result of the foregoing provisions, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period.

    The Conversion Price is subject to adjustment in certain events, including
(a) any payment of a dividend (or other distribution) payable in Common Stock on any class of Capital Stock of the Company, (b) any issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price of Common Stock (determined in accordance with the Indenture), provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (c) certain subdivisions, combinations or reclassifications of Common Stock, (d) any distribution to all holders of Common Stock of evidences of indebtedness, shares of Capital Stock other than Common Stock, cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and excluding dividends and distributions paid exclusively in cash and in mergers and consolidations to which the third succeeding section applies), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the third succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender or exchange offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, and
(f) the completion of a tender or exchange offer made by the Company or any of its subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender or exchange offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted.

    Under the terms of the Rights Agreement (as defined herein), upon conversion of any Notes prior to the redemption or expiration of the Rights (as defined herein), the Holders of such Notes will receive, subject to certain limited conditions, an appropriate number of Rights with respect to the shares of Common Stock issued upon such conversion. In addition, the Indenture provides that if the Company amends the Rights Agreement or implements a replacement or successor stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the Holder will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

    In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the Conversion Price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock.

    The Company, from time to time and to the extent permitted by law, may reduce the Conversion Price by any amount for any period of at least 20 Business Days, in which case the Company shall give at least 15 days notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States federal income tax purposes. See "Certain Federal Income Tax Considerations."

    In case of any consolidation or merger of the Company with or into another Person or any merger of another Person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event, who failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares.

    The Company will cause all registrations with, and will obtain any approvals by, any governmental authority under any Federal or state law of the United States that may be required in connection with the conversion of the Notes into Common Stock. If at any time during the two-year period following the Closing Date a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering the shares of Common Stock issuable upon conversion of the Notes is not effective or is otherwise unavailable for effecting resales of such shares, shares of Common Stock issued upon conversion of the Notes ("Restricted Shares") may not be sold or otherwise transferred except in accordance with or pursuant to an exemption from, or otherwise in a transaction not subject to, the registration requirements of the Securities Act and, if a registration statement under the Securities Act is not effective or is otherwise unavailable for effecting resales of such shares at the time of a conversion, the Restricted Shares will bear a legend to that effect. The Transfer Agent for the Common Stock will not be required to accept for registration or transfer any Restricted Shares, except upon presentation of satisfactory evidence that these restrictions on transfer have been complied with, all in accordance with such reasonable regulations as the Company may from time to time agree with the Transfer Agent. Under certain circumstances, the holders of the Restricted Shares will be entitled to liquidated damages during such period. See "--Registration Rights."

SUBORDINATION OF NOTES

    The Notes are general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes are structurally subordinated in right of payment to all liabilities (including trade payables) of the Company's subsidiaries. Since the Company is a holding company that conducts business principally through subsidiaries, substantially all of the Company's liabilities other than long-term debt are liabilities of the subsidiaries. The Company's subsidiaries have also guaranteed the Company's obligations under the Credit Facility. At December 31, 1997, on a pro forma basis after giving effect to the sale of the Notes and the use of the proceeds therefrom, the Company would have had no Senior Indebtedness outstanding and would have had approximately $100,000,000 available to be drawn upon under the Credit Facility. In addition, the Notes are PARI PASSU with the Company's 6% Convertible Subordinated Notes due 2001 in the principal amount of $97,750,000. The Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness or liabilities by the Company or its subsidiaries or the ability of the Company to transfer assets or business operations to its subsidiaries, subject to the provisions described under "--Repurchase of Notes at the Option of Holders Upon a Change of Control" and "--Limitation on Merger, Sale or Consolidation" below.

    The Indenture provides that no payment may be made by the Company on account of the principal of, premium, if any, interest on, or liquidated damages with respect to, the Notes, or to acquire any of the Notes (including repurchases of Notes at the option of the Holder) for cash or property (other than Junior Securities), or on account of the redemption provisions of the Notes, (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist. The payment of cash, property or securities (other than Junior Securities) upon conversion of a Note will constitute payment on a Note and therefore will be subject to the subordination provisions in the Indenture.

    Upon (i) the happening of an event of default (other than a Payment Default) that permits, or would permit with (a) the passage of time, (b) the giving of notice, (c) the making of any payment of the Notes then required to be made or
(d) any combination thereof (collectively, a "Non-Payment Default"), the holders of Senior Indebtedness having a principal amount then outstanding in excess of $3,000,000 (or with respect to which Senior Indebtedness the holders are obligated to lend in excess of $3,000,000 principal amount) or their representative immediately to accelerate its maturity and (ii) written notice of such Non-Payment Default given to the Company and the Trustee by the holders of an aggregate of at least $3,000,000 outstanding principal amount (or commitments to lend up to $3,000,000 in Senior Indebtedness) of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such Non-Payment Default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, interest on, or liquidated damages with respect to, the Notes, or to acquire or repurchase any of the Notes for cash or property, or on account of the redemption provisions of the Notes, in any such case other than payments made with Junior Securities. Notwithstanding the foregoing, unless (i) the Senior Indebtedness in respect of which such Non-Payment Default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Not more than one Payment Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Indebtedness during such period. However, if any Payment Notice within such 365-day period is given by or on behalf of any holders of Senior Indebtedness other than under the Credit Facility, the agent under the Credit Facility may give another Payment Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Payment Blockage Periods are in effect exceed 179 days in the aggregate during any consecutive 365-day period.

    In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than Junior Securities) shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness of the Company remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

    Upon any distribution of assets of the Company upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full (or have such payment duly provided for) before the Holders are entitled to receive any payment on account of the principal of, premium, if any, interest on, and liquidated damages with respect to, the Notes (other than Junior Securities) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

    No provision contained in the Indenture or the Notes affects the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, interest on, and liquidated damages with respect, to the Notes. The subordination provisions of the Indenture and the Notes do not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder, subject to the preceding paragraphs, to pursue any other rights or remedies with respect to the Notes.

    As a result of these subordination provisions, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Indebtedness has been paid in full and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the Notes outstanding.

    The Company's ability to meet its cash obligations in the future will be dependent upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of state law and contractual provisions. The Indenture does not limit the ability of the Company's subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. The Notes, therefore, are structurally subordinated to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a claim.

OPTIONAL REDEMPTION BY THE COMPANY

    The Notes are not subject to redemption prior to March 15, 2001 and will be redeemable thereafter at the option of the Company, in whole or in part, upon not less than 30 days' notice to each Holder, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing March 15 of the years indicated below, in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest and liquidated damages, if any, to, but excluding, the Redemption Date:

YEAR                                                            PERCENTAGE
--------------------------------------------------------------  -----------
2001..........................................................       101.8%
2002..........................................................       100.9

    In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems fair and appropriate and in such manner as complies with any applicable depositary, legal and stock exchange or automatic quotation system requirement. The Notes may be redeemed in part in multiples of $1,000 only.

    The Notes do not have the benefit of any sinking fund.

    Notice of any redemption will be sent, by first-class mail, at least 30 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest and liquidated damages, if any, to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

    The Indenture provides that in the event that a Change of Control has occurred, each Holder of Notes has the right, at such Holder's option, to require the Company to offer (the "Repurchase Offer") to repurchase all or any part of such Holder's Notes (provided that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 30 Business Days after the occurrence of such Change of Control at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest and liquidated damages, if any, to (but excluding) the Repurchase Date. The Repurchase Offer shall be made within 25 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement except to the extent that a longer period is required by applicable law (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 60 Business Days of the Change of Control.

    On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest and liquidated damages, if any) of all Notes so tendered and (iii) deliver to the Trustee the Notes so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest and liquidated damages, if any), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

    The phrase "all or substantially all" of the assets of the Company, as included in the definition of Change of Control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

    The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Initial Purchasers.

    The provisions of the Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control. Moreover, certain events with respect to the Company which may involve an actual change of control of the Company may not constitute a Change of Control for purposes of the Indenture.

    Upon the occurrence of a Change of Control, each Holder of Notes may require the Company to repurchase all or a portion of such Holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by Holders thereof. In addition, the Company's repurchase of the Notes as a result of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including the Credit Facility and other agreements relating to indebtedness. Failure of the Company to purchase tendered Notes would constitute an Event of Default under the Indenture. See "--Repurchase of Notes at the Option of Holders Upon a Change of Control."

    Except as described herein, no modification of the Indenture regarding the provisions on repurchase at the option of any Holder of a Note upon a Change of Control is permissible without the consent of the Holder of the Note so affected.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

    The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (other than to its wholly-owned subsidiaries), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, unless (i) either (a) in the case of a merger or consolidation the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect to such transaction; and (iii) the Company has delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and, if a supplemental indenture is required, such supplemental indenture comply with the Indenture and that all conditions precedent relating to such transaction have been satisfied.

    Upon any consolidation or merger or any sale, lease, conveyance or transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale, lease, conveyance or transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and when a successor corporation duly assumes all of the obligations of the Company pursuant to the Indenture and the Notes, the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

REPORTS

    Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company shall deliver to the Trustee and to each Holder and to prospective purchasers of the Notes identified to the Company by the Initial Purchasers, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission and, in each case, together with a management's discussion and analysis of financial condition and results of operations as such would be so required.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture defines an Event of Default as (i) the failure by the Company to pay any installment of interest on, or liquidated damages with respect to, the Notes as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal of, or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any Repurchase Offer or otherwise, (iii) the failure of the Company to perform any conversion of Notes required under the Indenture and the continuance of any such failure for 30 days, (iv) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (v) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries (as defined), (vi) failure of the Company or any Significant Subsidiary to pay principal, premium or interest when due at maturity, including any applicable grace period, in respect of Indebtedness (other than nonrecourse obligations) in an amount in excess of $10,000,000 and continuance of such failure for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding, (vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness (other than non-recourse obligations), which default results in the acceleration of Indebtedness in an amount in excess of $10,000,000 without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding and (vii) final unsatisfied judgments not covered by insurance aggregating in excess of $10,000,000, at any one time rendered against the Company or any of its Significant Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture provides that if a default occurs and is continuing and if it is known to the Trustee, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of the Holders, except in the case of a default in the payment of the principal of, premium, if any, or interest on or liquidated damages with respect to, any of the Notes when due or in the payment of any redemption or repurchase obligation.

    The Indenture provides that if an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above with respect to the Company), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest and liquidated damages, if any, thereon to be due and payable immediately. If an Event of Default specified in clause (v) above with respect to the Company occurs, all principal and accrued interest and liquidated damages, if any, will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on, and liquidated damages with respect to, the Notes that have become due solely by such acceleration, have been cured or waived.

    Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of or interest on, or liquidated damages with respect to, any Note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have furnished to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

    The Indenture provides that no Holder may pursue any remedy under the Indenture, except for a default in the payment of principal, premium, if any, or interest or liquidated damages, if any, on the Notes, unless the Holder gives to the Trustee written notice of a continuing Event of Default, the Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy, such Holders furnish to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense, the Trustee does not comply with the request within 60 days after receipt of the request and the furnishing of indemnity, and the Trustee shall not have received a contrary direction from the Holders of a majority in principal amount of the outstanding Notes.

AMENDMENTS AND SUPPLEMENTS

    The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of each Holder affected thereby:
(i) change the Stated Maturity of any Note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the conversion of any Note or the enforcement of any such payment on or after the due date thereof (including, in the case of redemption, on or after the Redemption Date), or reduce the Repurchase Price, or alter the Repurchase Offer (other than as set forth herein) or redemption provisions in a manner adverse to the Holders, (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, (iii) adversely affect the right of such Holder to convert Notes, or (iv) provide that other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby. A supplemental indenture entered into in compliance with the "Limitation on Merger, Sale or Consolidation" covenant does not require the consent of the Holders.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

    The Indenture provides that no direct or indirect partner, stockholder, employee, officer or director, as such, past, present or future of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his, her or its status as such partner, stockholder, employee, officer or director.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange the Notes in accordance with the Indenture. The Company or Trustee may require a Holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before (i) the mailing of a notice of an offer to repurchase as a result of a Change of Control or (ii) a selection of Notes to be redeemed.

    The registered Holder of a Note may be treated as the owner of it for all purposes.

BOOK ENTRY, DELIVERY AND FORM

    The Notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

    GLOBAL NOTE, BOOK-ENTRY FORM. The Notes are evidenced by one global Note (the "Global Note") which has been deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    Qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended) ("QIBs") may hold interests in the Global Note directly through DTC, if such QIB is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interest in the Global Note to such persons may be limited.

    QIBs who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes is considered the sole holder of the Global Note.

    Except as provided below, owners of beneficial interests in the Global Note are not entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and are not considered holders thereof.

    Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee of DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on the applicable payment date therefor. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Note, DTC's practice is to credit Participants' accounts on the applicable payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "Street name."

    Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

    Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise, take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee (or any registrar, paving agent or conversion agent under the Indenture) have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for its Participants. DTC also facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship, with, a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Commission.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Note. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

    CERTIFICATED NOTES. Subject to certain conditions, a beneficial interest in the Global Note may be exchanged for Notes in certificated form ("Certificated Securities"). Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Certificated Notes may be issued in exchange for Notes represented by the Global Note if no successor depository is appointed by the Company as set forth above under "--Book Entry, Delivery and Form."

REGISTRATION RIGHTS

    Pursuant to the Registration Rights Agreement, the Company has agreed to file with the Commission the shelf registration statement of which this Prospectus is a part covering resales by Holders of Notes and Common Stock issuable upon conversion of the Notes within 90 days after the latest date of initial issuance of the Notes, and to use its best efforts to cause such registration statement to be declared effective within 120 days following such filing. The Company will use all reasonable efforts to keep the registration statement effective for two years from the latest date of initial issuance of Notes. The Company will be permitted to suspend the use of this prospectus which is a part of the shelf registration statement during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. If the prospectus is unavailable for periods in excess of those permitted under the Registration Rights Agreement, the Company has agreed to pay liquidated damages to (i) each Holder of Notes at a rate equal to one-quarter of one percent per annum (25 basis points) on the aggregate principal amount of the Notes and (ii) each holder of shares of Common Stock issued upon conversion of the Notes at a rate equal to one-quarter of one percent per annum (25 basis points) calculated on the product of the then-applicable Conversion Price times the number of shares of such Common Stock held by such holder. The Company will pay all expenses of the shelf registration statement, provide to each registered Holder requesting to sell Notes or shares of Common Stock copies of such prospectus, notify each registered Holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Securities. A Holder who sells the Notes pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such Holder (including certain indemnification provisions). If a shelf registration statement covering the Common Stock issued upon conversion of the Notes is not effective, such Common Stock may not be sold or otherwise transferred except in accordance with the provisions set forth under "Transfer Restrictions."

    The specific provisions relating to the registrations described above are contained in the Registration Rights Agreement.

CONCERNING THE TRUSTEE

    Chase Bank of Texas, N.A., the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

CERTAIN DEFINITIONS

    "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York or Dallas, Texas are authorized or obligated by law or executive order to close.

    "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

    "Capitalized Lease Obligation" means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as a capital lease obligation under GAAP.

    "Change of Control" means (i) an event or series of events as a result of which any "person" or "group" (as such terms are used in Sections 13(d)(3) and 14(d) of the Exchange Act) (excluding the Company or any wholly-owned subsidiary thereof) is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable) of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors, managers or trustees, as applicable, of the Company or any successor entity ("Voting Stock"), (ii) the completion of any consolidation with or merger of the Company into any other Person, or conveyance, transfer or lease by the Company of all or substantially all of its assets to any Person, or any merger of any other Person into the Company in a single transaction or series of related transactions, and, in the case of any such transaction or series of related transactions, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the Person resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) such time as the Continuing Directors (as defined) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change of Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the 10 trading days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price in effect on such day, or (y) with respect to a merger or consolidation otherwise constituting a Change of Control described in clause
(ii) above, at least 90% of the consideration in such transaction or transactions consists of common stock or securities convertible into common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market.

    "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on the date of initial issuance of the Notes or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election.

    "Credit Facility" means the Credit Agreement, dated as of September 17, 1997, and as amended and restated on February 20, 1998, among the Company, the lenders from time to time party thereto, First Union National Bank, as administrative agent, and Fleet National Bank, as documentation agent, as the same may from time to time be amended, modified, supplemented, restated, renewed, refunded, restructured, refinanced, replaced or extended, in whole or in part, whether with same or different agents or lenders thereunder.

    "Disqualified Capital Stock" means, with respect to the Company, Capital Stock of the Company that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the Holder thereof) by the Company, in whole or in part, on or prior to the Stated Maturity of the Notes, provided that only the portion of such Capital Stock which is so convertible, exercisable, exchangeable or redeemable or subject to repurchase prior to such Stated Maturity shall be deemed to be Disqualified Capital Stock.

    "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the lender has recourse to all or any portion of the assets of such person), (ii) evidenced by credit or loan agreements, bonds, notes, debentures or similar instruments (including, without limitation, notes or similar instruments given in connection with the acquisition or any business, properties or assets of any kind), (iii) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (iv) for the payment of money relating to a Capitalized Lease Obligation, or (v) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all obligations of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (c) all net obligations of such person under Interest Swap and Hedging Obligations; (d) all liabilities of others of the kind described in the preceding clauses (a), (b) or
(c) that such person has guaranteed or that is otherwise its legal liability, or which is secured by a lien on property of such person, and all obligations to purchase, redeem or acquire any Capital Stock; and (e) any and all deferrals, renewals, extensions, modifications, replacements, restatements, refinancings and refundings (whether direct or indirect) of, or any indebtedness or obligation issued in exchange for, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties.

    "Interest Swap and Hedging Obligations" means the obligations of any Person under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement or other interest rate hedge agreement, interest rate collar agreement or other similar agreement or arrangement to which such Person is a party or beneficiary.

    "Junior Securities" means any Qualified Capital Stock (as defined) and any Indebtedness of the Company that is fully subordinated in right of payment to the Notes and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes.

    "Qualified Capital Stock" means any Capital Stock of the Company that is not Disqualified Capital Stock.

    "Senior Indebtedness" means all obligations of the Company to pay the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is not senior or superior in right of payment to the Notes or which is PARI PASSU with, or subordinated to, the

Notes; provided that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any subsidiary of the Company or any officer, director or employee of the Company or any subsidiary of the Company, (b) Indebtedness representing or with respect to any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services or (c) any liability for taxes owed or owing by the Company or any subsidiary of the Company. The Notes rank PARI PASSU with the Company's 6% Convertible Subordinated Notes due 2001.

    "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the Commission as in effect as of the date of the Indenture.

    "Stated Maturity," when used with respect to any Note, means March 15, 2003.

    "Subsidiary" with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such person a majority of the partnership interests, or (iii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Company's Certificate of Incorporation provides that the authorized capital stock of the Company consists of 120,000,000 shares of which 100,000,000 are shares of Common Stock, par value $.01 per share, and 20,000,000 are shares of Preferred Stock, par value $.01 per share. As of September 3, 1998, 47,063,950 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued or outstanding.


COMMON STOCK

    The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of Preferred Stock, the holders of such shares possess all voting power. The Certificate of Incorporation does not provide for cumulative voting for the election of directors. Thus, under the Delaware General Corporation Law (the "DGCL"), the holders of more than one-half of the outstanding shares of Common Stock generally elect all the directors of the Company standing for election and the holders of the remaining shares do not elect any director.

    Subject to any preferential rights of any series of Preferred Stock, holders of shares of Common Stock are entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by the Board and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up.

    Holders of Common Stock will have no preferences or preemptive, conversion or exchange rights.

    ChaseMellon Shareholder Services, L.L.C. acts as the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

    The Board is authorized to issue shares of Preferred Stock, in one or more series, and to fix for each series the number of shares thereof and voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the DGCL. The Board can authorize the issuance of shares of Preferred Stock with terms and conditions that could discourage a takeover or other transaction that the holders of some or a majority of shares of Common Stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then market price of such shares. As of the date hereof, no shares of Preferred Stock are outstanding.

STOCKHOLDER RIGHTS PLAN

    The Board of Directors declared, pursuant to a rights agreement (the "Rights Agreement"), a dividend distribution of one common share purchase right ("Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"), of the Company at a price of $170.00 per share (the "Purchase Price"), subject to adjustment. Each thousandth of a Junior Preferred Share will be economically equivalent to one share of Common Stock. The Purchase Price is expected to be significantly higher than the trading price of the Common Stock. Therefore, the dividend will have no initial value and no impact on the financial statements of the Company. The following summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

    Initially, the Rights are attached to all certificates representing shares of Common Stock outstanding, and no separate certificates representing the Rights will be distributed. Subject to extension by a majority of the Continuing Directors (as defined in the Rights Agreement) acting on behalf of the Company, the Rights will separate from the Common Stock upon the Distribution Date, which is defined as the earlier of (a) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or that a majority of the Continuing Directors has identified a person or group of affiliated or associated persons as holding a substantial interest in the Company (which interest must be 10% or more of the outstanding shares of Common Stock) with an intent that is adverse to the Company (any of the foregoing persons being an "Acquiring Person"), or (b) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates, (ii) all certificates representing shares of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by that certificate. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock.

    The Rights are not exercisable until the Distribution Date and will expire ten years after issuance, unless earlier redeemed by the Company.

    In the event that, at any time following the Distribution Date, (a) the Company is the surviving corporation in a merger or combination with an Acquiring Person and the shares of Common Stock shall remain outstanding and not be changed or exchanged, (b) a person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, (c) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or (d) a person is determined to hold a substantial interest in the Company (which interest must be 10% or more of the outstanding shares of Common Stock) with an intent that is adverse to the Company, each holder of a Right will thereafter have the right to receive, upon exercise, Junior Preferred Shares (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. For example, at an exercise price of $170.00 per Right, each Right now owned by an Acquiring Person following an event described above would entitle its holder to purchase from the Company $340.00 worth of Junior Preferred Shares (or in certain circumstances, Common Stock, cash, property or other securities of the Company) for $170.00. Assuming that the Common Stock had a current market price per share of $20.00 at that time, the holder of each valid Right would be entitled to purchase ten one-thousandths of Junior Preferred Shares for $170.00. Notwithstanding the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

    In the event that, at any time following the date that a person has become an Acquiring Person (the "Shares Acquisition Date"), (a) the Company is acquired in a merger or other combination transaction in which the Company is not the surviving entity, (b) the Company consolidates with or merges with or into any other person pursuant to which the Company is the surviving entity but all or a part of the shares of Common Stock are changed into or exchanged for stock of another person or cash or other property or (c) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other securities of the acquiring company having a value equal to two times the exercise price of the Right.

    The Purchase Price payable and the number of Junior Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (b) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for Common Stock or convertible shares securities at less that the current pre-share market price of the Common Stock or (c) upon the distribution to holders of Common Stock of evidence of indebtedness or assets of the Company (excluding regular periodic cash dividends at a rate approved by the majority of Continuing Directors or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

    With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% to the Purchase Price. Upon the exercise of a Right, the Company will not be required to issue fractional Junior Preferred Shares or fractional shares of Common Stock (other than fractions in multiples of one one-thousandths of a Junior Preferred Share) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Junior Preferred Shares or Common Stock on the last trading date prior to the date of exercise.

    At any time until 15 business days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive $.01 redemption price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that any of the Rights are exercised for Common Stock (or other consideration) or for common stock or other securities of the acquiring company as set forth above.

    Any of the provisions of the Rights Agreement, other than those provisions relating to the principal economic terms of the Rights, may be amended by the Board of Directors before the Distribution Date, and no stockholder approval will be sought for noneconomic amendments to the Rights Agreement except as required by law or by the rules of any national securities exchange on which the Common Stock is then listed. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the Rights are not redeemable.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without conditioning the offer on the acquisition of a substantial number of Rights. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Board of Directors may, at its option, at any time before the close of business on the earlier of the 15th day following the Shares Acquisition Date or ten years after the Effective Date, redeem all, but not less than all, of the then outstanding Rights at $.01 per Right.

CERTAIN CORPORATE GOVERNANCE MATTERS

    GENERAL. Certain provisions of the Certificate of Incorporation, the Bylaws and the DGCL may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by the Board.

    The provisions of the Certificate of Incorporation, the Bylaws and the DGCL described below are designed to reduce, or have the effect of reducing, the vulnerability of the Company to an unsolicited proposal for the restructuring or sale of all or substantially all of the assets of the Company or an unsolicited takeover attempt that is unfair to the Company stockholders. The summary of such provisions set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation, Bylaws and the DGCL.

    CLASSIFIED BOARD. The Certificate of Incorporation provides that the Board is divided into three classes, and, after an initial term, each director will be elected for a three-year term.

    BUSINESS COMBINATIONS. Section 203 of the DGCL restricts a wide range of transactions ("business combinations") between a corporation and an interested stockholder. An "interested stockholder" is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation's outstanding voting stock. Business combinations are broadly defined to include
(i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation's assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to,
(iv) certain transactions which would result in increasing the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (i) the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation's voting stock (excluding shares owned by persons who are officers and also directors and shares owned by certain employee sock plans) or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. The restrictions on business combinations with interested stockholders contained in Section 203 do not apply to a corporation whose certificate of incorporation contains a provision expressly electing not to be governed by the statute. The Certificate of Incorporation does not contain a provision electing to "opt-out" of Section 203.

    SPECIAL MEETINGS; PROHIBITION OF ACTIONS BY WRITTEN CONSENT. Pursuant to the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certification of incorporation or the bylaws. The Certificate of Incorporation provides that special meetings of stockholders may only be called by the Board, the Chairman of the Board or the President of the Company. In addition, the Certificate of Incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting, and may not be taken by a written consent of the stockholders.

                  DESCRIPTION OF 6% CONVERTIBLE NOTES DUE 2001

    The 6% Convertible Notes due 2001 (the "6% Notes") were issued pursuant to an indenture (the "6% Note Indenture") dated as of December 24, 1996, by and between OccuSystems and United States Trust Company of New York, as trustee (the "UST"). The 6% Note Indenture was assumed by the Company pursuant to a supplemental indenture upon consummation of the Mergers. The following summary of the terms of the 6% Notes and the 6% Note Indenture does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all of the provisions of the 6% Note Indenture. Capitalized terms used herein without definition have the meanings ascribed to them in the 6% Note Indenture.

GENERAL

    Upon consummation of the Mergers, the Company assumed an aggregate of up to $97,750,000 in principal amount of the 6% Notes. The 6% Notes are convertible into 3,291,243 shares of Common Stock at the initial conversion price (the "Conversion Price") of $29.70 per share (equivalent to a conversion rate of
33.67 shares per $1,000 principal amount of the 6% Notes), subject to adjustment in certain events.

    The 6% Notes mature on December 15, 2001. Interest on the 6% Notes is payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 1997.

    The 6% Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness.

SUBORDINATION

    The 6% Notes are general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company to the same extent as the Notes are subordinated.

REDEMPTION AT THE COMPANY'S OPTION

    The 6% Notes will not be subject to redemption prior to December 15, 1999 and will be redeemable thereafter at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice to each holder, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing December 15 of the years indicated below, in each case (subject to the right of holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest, if any, to, but excluding, the Redemption Date:

YEAR                                                            PERCENTAGE
--------------------------------------------------------------  -----------
1999..........................................................       102.4%
2000..........................................................       101.2

    In the case of a partial redemption, the Trustee shall select the 6% Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The 6% Notes may be redeemed in part in multiples of $1,000 only.

    The 6% Notes do not have the benefit of any sinking fund.

REPURCHASE OF 6% NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

    The 6% Note Indenture provides that in the event that a Change of Control has occurred, each holder of 6% Notes will have the right, at such holder's option, pursuant to an irrevocable and unconditional offer by the Company, to require Concentra to repurchase all or any part of such holder's 6% Notes (provided that the principal amount of such 6% Notes must be $1,000 or an integral multiple thereof) on the date that is no later than 50 Business Days after the occurrence of such Change of Control at a cash price equal to 100% of the principal amount thereof, together with accrued and unpaid interest if any, to (but excluding) the date of repurchase.

                            SELLING SECURITY HOLDERS


    The Notes were originally issued by the Company in a private placement and were resold by the Initial Purchasers thereof to QIB's in transactions exempt from registration under the Securities Act, and in sales outside the United States to persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The Notes and the Common Stock issuable upon conversion of the Notes that may be offered pursuant to this Prospectus will be offered by the Selling Securityholders.



    The following table sets forth certain information concerning the principal amount of the Notes beneficially owned and offered hereby by each Selling Securityholder and the number of shares of Common Stock beneficially owned and offered hereby that may be offered from time to time pursuant to this Prospectus. As of the date of this Prospectus, none of the Selling Security holders has had a material relationship with the Company or any of its affiliates within the past three years. The information in this Selling Securityholders section, including the table, is based on information furnished to the Company by or on behalf of the Selling Securityholders.



                                                                                                         COMMON STOCK
                                       PRINCIPAL AMOUNT  PRINCIPAL AMOUNT OF    COMMON STOCK OWNED          OFFERED
NAME OF SELLING SECURITY HOLDER         OF NOTES OWNED   NOTES OFFERED HEREBY    PRIOR TO OFFERING       HEREBY(1)(2)
-------------------------------------  ----------------  --------------------  ---------------------  -------------------
AAM/Zazove Institutional Income Fund,
  LP.................................    $  3,500,000        $  3,500,000               84,848                84,848
Argent Classic Convertible Arbitrage
  Fund (Bermuda), LP.................      16,750,000          16,750,000              406,060               406,060
Argent Classic Convertible Arbitrage
  Fund, LP...........................       3,250,000           3,250,000               78,787                78,787
BancAmerica Robertson Stephens.......       3,540,000           3,540,000               85,818                85,818
Bank of America Pension Plan.........       3,000,000           3,000,000               72,727                72,727
Black Diamond Ltd....................         157,000             157,000                3,086                 3,086
Black Diamond Partners, LP...........          97,000              97,000                2,351                 2,351
BNP Arbitrage Inc....................       1,000,000           1,000,000               24,242                24,242
BT Alex. Brown.......................      10,790,000          10,790,000              261,575               261,575
CalPERS..............................       5,000,000           5,000,000              121,212               121,212
Canadian Imperial Holdings, Inc......      14,000,000          14,000,000              339,393               339,393
CFW-C., LP...........................       2,500,000           2,500,000               60,606                60,606
Chase Vista Growth and Income Fund...       6,000,000           6,000,000              145,454               145,454
Chrysler Insurance Co................          20,000              20,000                  484                   484
Chrysler Corporation Master
  Retirement Trust...................       1,800,000           1,800,000               43,636                43,636
Colonial Penn Life Insurance Co......         875,000             875,000               21,212                21,212
Combined Insurance Co. of America....         520,000             520,000               12,606                12,606
Deeprock & Co........................       2,000,000           2,000,000               48,484                48,484
Delta Air Lines Master...............       1,440,000           1,440,000               34,909                34,909
Deutsche Bank AG London..............      20,000,000          20,000,000              484,848               484,848
Donaldson, Lufkin & Jenrette
  Securities Corp....................       2,815,000           2,815,000               68,242                68,242
Double Black Diamond Offshore, LDC...         725,000             725,000               17,575                17,575
Fort Dearborn Life Insurance Co......         150,000             150,000                3,636                 3,636
Forum Capital Markets LLC............         175,000             175,000                4,242                 4,242
Foundations Account No. 1............         180,000             180,000                4,363                 4,363
Gleneagles Fund Co...................         375,000             375,000                9,090                 9,090
Guardian Life Insurance Co. of
  America............................       5,700,000           5,700,000              138,181               138,181
Guardian Master Pension Trust........         300,000             300,000                7,272                 7,272
Hamilton Global Investors Ltd........       3,000,000           3,000,000               72,727                72,727
Hamilton Partners Limited............       4,500,000           4,500,000              109,090               109,090
HBSC Securities, Inc.................       1,500,000           1,500,000               36,363                36,363
Highbridge Capital Corp..............           7,000               7,000                  169                   169
Highbridge Capital Management, LLC...       6,500,000           6,500,000              157,575               157,575
Interswiss Trading Co., Ltd..........         100,000             100,000                2,424                 2,424
JP Morgan & Co. Incorporated.........       9,150,000           9,150,000              221,818               221,818

                                                                                                         COMMON STOCK
                                       PRINCIPAL AMOUNT  PRINCIPAL AMOUNT OF    COMMON STOCK OWNED          OFFERED
NAME OF SELLING SECURITY HOLDER         OF NOTES OWNED   NOTES OFFERED HEREBY    PRIOR TO OFFERING       HEREBY(1)(2)
-------------------------------------  ----------------  --------------------  ---------------------  -------------------
JP Morgan Securities, Inc............       9,900,000           9,900,000              240,000               240,000
KA Management Ltd....................         669,997             669,997               16,242                16,241
KA Trading LP........................         330,003             330,003                8,000                 8,000
Lincoln National Convertible
  Securities Fund....................    $  2,375,000        $  2,375,000               57,575                57,575
Lipper Convertibles, LP..............       2,250,000           2,250,000               54,545                54,545
Lipper Offshore Convertibles, LP.....       2,000,000           2,000,000               48,484                48,484
LLC Account No. 1....................          80,000              80,000                1,939                 1,939
MassMutual Corporate Investors.......         600,000             600,000               14,545                14,545
MassMutual High Yield Partners,
  LLC................................       1,650,000           1,650,000               40,000                40,000
MassMutual Life Insurance Co.........       2,750,000           2,750,000               66,666                66,666
McMahan Securities Company, LP.......         650,000             650,000               15,757                15,757
MFS Series Trust I-MFS Convertible
  Securities Fund....................           5,000               5,000                  121                   121
MFS Series Trust-MFS Total Return
  Fund...............................       2,000,000           2,000,000               48,484                48,484
National Union Fire Insurance Co. of
  Pittsburgh.........................       1,300,000           1,300,000               31,515                31,515
NationsBank Montgomery Securities....      10,000,000          10,000,000              242,424               242,424
Newport Falcon Fund III, LP..........       1,075,000           1,075,000               26,060                26,060
OCM Convertible Trust................       2,230,000           2,230,000               54,060                54,060
Palladin Overseas Fund, Ltd..........         250,000             250,000                6,060                 6,060
Partner Reinsurance Company, Ltd.....         250,000             250,000                6,060                 6,060
Raytheon Company Master Pension
  Trust..............................       1,140,000           1,140,000               27,636                27,636
RJR Defined Benefit Master Retirement
  Trust..............................         410,000             410,000                9,939                 9,939
Societe Generale Securities Corp.....       8,000,000           8,000,000              193,939               193,939
State Employees' Retirement Fund of
  the State of Delaware..............         790,000             790,000               19,151                19,151
State of Connecticut Combined
  Investment Funds...................       2,260,000           2,260,000               54,787                54,787
Swiss Bank Corp. London Branch.......      10,000,000          10,000,000              242,424               242,424
TCW Group, Inc.......................      17,790,000          17,790,000              431,272               431,272
Teachers Insurance and Annuity
  Association of America.............       5,000,000           5,000,000              121,212               121,212
Vanguard Convertible Securities Fund,
  Inc................................       1,660,000           1,660,000               40,242                40,242
Walker Art Center....................         310,000             310,000                7,515                 7,515
Weirton Trust........................         815,000             815,000               19,757                19,757
Winchester Convertible Plus, Ltd.....         240,000             240,000                5,818                 5,818
Worldwide Transactions Ltd...........         137,000             137,000                3,321                 3,321
Yield Strategies Fund II, LP.........       5,000,000           5,000,000              121,212               121,212
Zazove Convertible Fund, LP..........         830,000             830,000               20,121                20,121
Subtotal.............................    $226,163,000        $226,163,000            5,482,708             5,482,708
Unnamed holders of notes or any
  future transferees, pledgees,
  donees or successors of or from any
  such unnamed holders (3)(4)........    $  3,837,000        $  3,837,000               93,018                93,018
Total................................    $230,000,000        $230,000,000            5,575,789             5,575,789


------------------------------


(1) Comprises the shares of Common Stock into which the Notes held by such Selling Securityholder are convertible at the initial conversion rate. The Conversion Rate and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes--Conversion of Notes." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.



(2) Assumes conversion into Common Stock of the full amount of Notes held by the Selling Securityholder at the initial conversion rate and the offering of such shares by such Selling Securityholder pursuant to this Prospectus. The Conversion Rate and the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion of Notes." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.



(3) No such holder may offer Notes pursuant to this Prospectus until such holder is included as a Selling Securityholder in a supplement to this Prospectus in accordance with the Registration Rights Agreement.



(4) Assumes that the unnamed holders of Notes or any future transferees, pledgees, donees or successors of or from any such unnamed holder do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion rate.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general summary of certain United States Federal income tax consequences relating to an investment in the Notes as of the date hereof. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change or alternative construction with possible retroactive effect. This summary does not discuss other Federal taxes (such as Federal estate and gift taxes) or any state, local or foreign tax considerations, nor does it purport to address all Federal income tax consequences applicable to all categories of investors, some of whom may be subject to special rules, such as Non-U.S. Holders (as defined below), life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is not the U.S. dollar, persons who enter into "short sales against the box" or certain other "constructive sales" involving the Notes or Common Stock or substantially identical property, or investors that hold the Notes as part of a hedge, straddle or conversion transaction. For purposes of this discussion, it is assumed that the Company is not a collapsible corporation within the meaning of Section 341 of the Code. In addition, this summary is generally limited to the Notes and the Common Stock into which the Notes are convertible which are held as "capital assets" within the meaning of Section 1221 of the Code and is limited to Initial Purchasers who purchase the Notes at their initial offering price pursuant to this offering. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States Federal income tax treatment relating to an investment in the Notes (or the Common Stock into which the Notes are convertible) and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

    For purposes of this summary, the term "U.S. Holder" means a beneficial owner of a Note or Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration and (b) one or more U.S. fiduciaries have the authority to control all of the trust's substantial decisions. The term "Non-U.S. Holder" shall mean the beneficial owner of a Note or Common Stock other than a U.S. Holder.

    PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF FEDERAL, STATE, LOCAL OR FOREIGN TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE NOTES.

TAXATION OF U.S. HOLDERS

    ADJUSTMENT TO CONVERSION PRICE. Section 305 of the Code treats as a taxable distribution certain actual or constructive distributions of stock with respect to stock and convertible securities. Applicable Treasury regulations treat holders of convertible debentures as having received such a constructive distribution where the conversion price is adjusted to reflect certain distributions with respect to the stock into which such debentures are convertible. Thus, under certain circumstances, an adjustment in the conversion price of the Notes may be taxable to U.S. Holders as a taxable dividend distribution. Adjustments to the conversion price, however, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of such securities, generally will not be considered to result in a constructive distribution of stock. The Indenture provides that the conversion price will be adjusted upon the occurrence of certain circumstances. There can be no assurance that some of the adjustments, more fully described in the Indenture, would not result in a taxable constructive distribution to U.S. Holders. In such a case, U.S. Holders may recognize income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. Holders of the Notes are advised to consult their tax advisors with respect to the potential of taxable constructive dividend distributions upon such conversion price modifications.

    PAYMENTS OF INTEREST. The payment of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's usual method of accounting for Federal income tax purposes. The Company will characterize and treat the Notes as debt for income tax purposes.

    CONVERSION OF A NOTE INTO COMMON STOCK. In general, a U.S. Holder will not recognize gain or loss on conversion of a Note solely into Common Stock pursuant to the terms of the conversion right of the Notes, except with respect to cash received in lieu of a fractional share. The holding period of the Common Stock received by the U.S. Holder upon conversion of a Note will include the period during which the Note was held prior to the conversion. The U.S. Holder's aggregate tax basis in the Common Stock (including the fractional share exchanged for cash) received upon conversion of a Note will equal the U.S. Holder's aggregate tax basis in the Note exchanged at the time of conversion. A U.S. Holder generally will recognize capital gain or loss in connection with any cash received in lieu of a fractional share in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the fractional share. Special Federal income tax rules for the treatment of the conversion of a Note into Common Stock may apply if a U.S. Holder converts after a record date for the payment of interest, but prior to the next succeeding interest payment date (for instance, the fair market value of Common Stock received which is attributable to accrued interest will be taxable as ordinary interest income in certain circumstances). U.S. Holders should consult their own tax advisors regarding the tax consequences of converting the Notes into Common Stock. Certain additional consequences could apply upon conversion with respect to the receipt of Rights under the Company's Rights Plan.

    DISPOSITION OF NOTES OR COMMON STOCK. A U.S. Holder of a Note (or the Common Stock into which it was converted) generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of the Note (or the Common Stock) measured by the difference between (i) the amount realized (except to the extent the amount is attributable to accrued interest income, which will generally be taxable as ordinary income) and (ii) the U.S. Holder's tax basis in the Note (or the Common Stock). The gain or loss on such disposition will be long-term capital gain or loss if the Note (or the Common Stock) has been held for more than one year at the time of such disposition. Under recently enacted legislation, long-term capital gain of an individual taxpayer currently is subject to a maximum income tax rate of either (i) 20.0% if the individual held the asset for more than 18 months or (ii) 28.0% if the individual held the asset for more than one year, but not more than 18 months.

    DISTRIBUTIONS WITH RESPECT TO COMMON STOCK. In general, distributions made by the Company with respect to Common Stock will be taxable to a holder as ordinary dividend income to the extent of the Company's undistributed current or accumulated earnings and profits (as determined for Federal income tax purposes). Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the Common Stock, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such U.S. Holder upon the sale, exchange or redemption of such Common Stock. Any such distributions in excess of the U.S. Holder's tax basis in the Common Stock will be treated as capital gain to the U.S. Holder (provided the Common Stock is held as a capital asset) and will be either long-term or short-term capital gain depending upon the holder's Federal income tax holding period for the Common Stock.

    To the extent that distributions made by the Company are treated as dividends, a U.S. Holder of Common Stock that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under
Section 243 of the Code equal in amount to 70.0% of such dividends (the "Dividends Received Deduction"). With respect to Common Stock considered to be "debt financed portfolio stock," as defined in Section 246A of the Code, the Dividends Received Deduction will be reduced in accordance with the formula contained in that Section. The receipt of a dividend on the Common Stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the Common Stock to be reduced by the untaxed portion of the dividend pursuant to Section 1059 of the Code, with any excess of such untaxed portion of the dividend over such tax basis then treated, pursuant to recently enacted legislation, as gain from the sale or exchange of such Common Stock for the taxable year in which the extraordinary dividend is received. Individuals, partnerships and other entities not taxable as domestic corporations, and certain corporations having a special tax status (such as, for example, status as an S corporation) are not eligible for the Dividends Received Deduction.

    The Clinton Administration had proposed legislation that would reduce the Dividends Received Deduction, but such proposal was not enacted into law. It is impossible to predict whether, or in what form, any legislation affecting the Dividends Received Deduction might be enacted into law in the future. U.S. Holders should consult their own tax advisors regarding the availability of the Dividends Received Deduction.

TAXATION OF NON-U.S. HOLDERS

    ADJUSTMENT TO CONVERSION PRICE. As discussed above under "Taxation of U.S. Holders--Adjustment to Conversion Price," in certain circumstances an adjustment in the conversion price of the Notes may be taxable as a dividend. Generally, such a deemed dividend to a Non-U.S. Holder would be subject to a withholding tax at a 30.0% rate (or, if applicable, a lower treaty rate). However, if such deemed dividend is effectively connected with a United States trade or business, except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to such deemed dividend, and a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30.0% rate (or, if applicable, a lower treaty rate). Any such effectively connected deemed dividend will generally not be subject to withholding if the Non-U.S. Holder delivers an IRS Form 4224 to the payor.

    PAYMENTS OF INTEREST. The payment of stated interest on a Note by the Company or any paying agent to a Non-U.S. Holder will qualify for the "portfolio interest exemption" and, therefore, will not be subject to United States Federal income tax or withholding tax, provided that such interest income is not taxable as effectively connected with a United States trade or business of the Non-U.S. Holder and the Non-U.S. Holder (i) does not actually or constructively own 10.0% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank receiving interest on a loan entered into in the ordinary course of business, and (iv) either (a) provides an IRS Form W-8 (or suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) deposits the Note with a securities clearing organization, bank or financial institution that holds customers' securities in the ordinary course of its trade or business and which holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-U.S. Holder or qualified intermediary and furnishes the Company or its agent with a copy thereof.

    Recently issued Treasury regulations (the "Final Regulations") would provide alternative methods for satisfying the certification requirement described in clause (iv) above. The Final Regulations also would generally require, in the case of Notes held by a foreign partnership, that (a) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership, and (b) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Final Regulations are effective for payments made after December 31, 1998. Non-U.S. Holders of the Notes are advised to consult their tax advisors with respect to their qualification for the portfolio interest exemption and the steps necessary to comply with such exemption.

    Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest on a Note if such interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30.0% rate (or, if applicable, a lower treaty rate). Such effectively connected interest will generally not be subject to withholding tax if the Non-U.S. Holder delivers an IRS Form 4224 to the payor.

    Interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business and that does not qualify for the portfolio interest exemption described above will generally be subject to a withholding tax at a 30.0% rate (or, if applicable, a lower treaty rate).

    CONVERSION OF A NOTE INTO COMMON STOCK. In general, no United States Federal income tax or withholding tax will be imposed upon the conversion of a
Note into Common Stock by a Non-U.S. Holder except that with respect to the receipt of cash in lieu of fractional shares by Non-U.S. Holders upon conversion of a Note, tax will be imposed where any one of the three exceptions described below under "Disposition of Notes" is applicable. In addition, under certain circumstances, the extent to which the fair market value of the Common Stock received upon conversion is attributable to accrued interest will be treated as ordinary interest income taxable as described above under "--Payments of Interest."

    DISPOSITION OF NOTES. A Non-U.S. Holder of a Note will generally not be subject to United States Federal income tax or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the Note (including the receipt of cash in lieu of fractional shares upon conversion of the Note into Common Stock), unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

    DISPOSITION OF COMMON STOCK. A Non-U.S. Holder generally will not be subject to United States Federal income tax or withholding tax on the sale or exchange of Common Stock unless any of the three conditions described above under "--Disposition of Notes" is satisfied.

    FIRPTA TREATMENT OF NON-U.S. HOLDERS. The foregoing discussion under the headings "Conversion of a Note into Common Stock," "Disposition of Notes," and "Disposition of Common Stock" is based on the Company's conclusion that it is not presently a United States real property holding corporation (a "USRPHC") subject to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Different consequences would apply to certain Non-U.S. Holders if the Company were to become a USRPHC subject to FIRPTA. Notwithstanding the foregoing, under special FIRPTA withholding rules, a purchaser of the Notes, or Common Stock into which the Notes are converted, from a Non-U.S. Holder will be required to withhold from the gross proceeds a 10% U.S. withholding tax unless certain certificates are supplied to the purchaser or other exceptions apply. Non-U.S. Holders of Notes should consult their tax advisors regarding such FIRPTA withholding requirements and any available exemption.

    DISTRIBUTIONS WITH RESPECT TO COMMON STOCK. To the extent distributions made by the Company are treated as dividends (as described above under "Taxation of U.S. Holders--Distributions with Respect to Common Stock"), a Non-U.S. Holder will be subject to United States Federal withholding tax at a 30.0% rate (or lower rate provided under an applicable income tax treaty) on dividends paid (or deemed paid, as described above under "Taxation of U.S. Holders--Adjustment to Conversion Price") on Common Stock, unless the dividends are taxable as effectively connected with the conduct of a trade or business in the United States and the Non-U.S. Holder delivers IRS Form 4224 to the payor. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation. it may also be subject to a United States branch profits tax on such effectively connected income at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under Treasury regulations as presently in effect, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding rules discussed below and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under the Final Regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Final Regulations, in the case of Common Stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership and the partnership would be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under current United States Federal income tax law, certain non-corporate U.S. Holders of Notes or Common Stock will be subject to information reporting and, under certain circumstances, may be subject to "backup withholding" at the rate of 31.0% in respect to payments of principal, interest and dividends, and the proceeds of disposition of Notes or Common Stock. Generally, the backup withholding rules will apply only if the U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN") to the payor, (ii) furnishes such payor with an incorrect TIN, (iii) is notified by the IRS that it has failed to report properly interest, dividends or other "reportable payments", as defined by the Code, or (iv) under certain circumstances, fails to provide such payor or the U.S. Holder's securities broker with a certified statement, signed under penalty of perjury, that the `TIN provided is its correct number and that the U.S. Holder is not subject to backup withholding. Backup withholding will not apply with respect to payments made to certain U.S. Holders of the Notes, including corporations and tax-exempt organizations.

    Payments or distributions to a Non-U.S. Holder with respect to a Note or Common Stock, and the proceeds from a disposition of a Note or Common Stock by a Non-U.S. Holder, will generally not be subject to backup withholding or to information reporting requirements unless the Non-U.S. Holder fails to comply with certain reporting procedures, the payment is received through a United States office of a broker, or the Non-U.S. Holder fails to establish an exemption from such tax or information reporting requirements under applicable provisions of the Code.

    Holders of Notes should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. The amount of any backup withholding from a payment to a holder should be allowed as a credit against such person's United States Federal income tax liability and may entitle such person to a refund, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

    Pursuant to the Registration Rights Agreement entered into in connection with the Note Offering, the Registration Statement of which this Prospectus forms a part was filed with the Commission covering the resale of the Notes and the Common Stock issuable upon the conversion of the Notes (the "Securities"). The Company has agreed to use all reasonable efforts to keep the Registration Statement effective for two years from the latest date of initial issuance of the Notes. The Company will be permitted to suspend the use of this Prospectus (which is a part of the Registration Statement) during certain periods of time under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.

    Sales of the Securities may be effected by or for the account of the Selling Securityholders from time to time in transactions (which may include block transactions in the case of shares of Common Stock) on any exchange or market on which such Securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities directly to purchasers, through broker-dealers acting as agents for the Selling Securityholders, or to broker-dealers who may purchase the Securities as principals and thereafter sell the Securities from time to time in transactions (which may include block transactions in the case of shares of Common Stock) on any exchange or market on which such Securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Securityholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons and any profits received on the resale of the Securities offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    Pursuant to the Registration Rights Agreement, the Company has agreed to pay expenses incident to the offer and sale of the Securities offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Selling Securityholders may be required to make in respect hereof.

    To comply with the Securities laws of certain jurisdictions, if applicable, the Securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Securities may be limited in its ability to engage in market activities with respect to such Securities. In addition, to and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Selling Securityholders. The foregoing may affect the marketability of the Securities.

    In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 or 144A of the Securities Act may be sold under Rule 144 or 144A rather than pursuant to this Prospectus. There can be no assurance that any Selling Securityholder will sell any or all of the Notes or Common Stock described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

                                 LEGAL MATTERS

    The validity of the issuance of the Notes offered hereby and the validity of the Common Stock issuable upon conversion of the Notes will be passed upon for the Company by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts.

                                    EXPERTS


    The consolidated financial statements of Concentra as of December 31, 1997, incorporated into this Prospectus by reference to the Concentra Form 8-K filed August 31, 1998 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent public accountants, given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE INITIAL PURCHASERS OR ANY OF THEIR RESPECTIVE AFFILIATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                                 --------------

                               TABLE OF CONTENTS


                                                     PAGE
                                                   ---------
Available Information............................          1
Incorporation of Certain Documents by
  Reference......................................          1
Summary..........................................          2
Risk Factors.....................................          6
Use of Proceeds..................................         13
Description of Notes.............................         14
Description of Capital Stock.....................         29
Description of 6% Convertible Notes due 2001.....         33
Selling Security Holders.........................         34
Certain Federal Income Tax Considerations........         36
Plan of Distribution.............................         40
Legal Matters....................................         42
Experts..........................................         42


                                  $230,000,000

                                     [LOGO]

                         4.50% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2003

                                  ------------

                                   PROSPECTUS

                                  ------------


                               SEPTEMBER   , 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

    The expenses in connection with the issuance and distribution of the securities being registered hereby are estimated as follows:

Registration fee under Securities Act.............................  $  67,850
Nasdaq fee........................................................  $  11,500
Legal fees and expenses...........................................  $  50,000
Accounting fees and expenses......................................  $  50,000
Fees and Expenses of Transfer Agent...............................  $  10,000
Miscellaneous.....................................................  $  15,000
    Total.........................................................  $ 204,350

------------------------

*   All amounts are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

    (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the board of directors who are not parties to such action, suite or proceeding, even though less than a quorum, or (2) if there are not such directors, or, if such directors so direct, by independent legal counsel in a written opinion, or (3) by the shareholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

    (h) For purposes of this section, references to the corporation shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    (i) For purposes of this section, references to other enterprises shall include employee benefit plans; references to fines shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to serving at the request of the corporation shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation as referred to in this section.

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Article Twelfth of the Certificate of Incorporation of the Company provides in relevant part as follows:

    No director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. In addition to the circumstances in which a director of the corporation is not personally liable as set forth in the preceding sentence, a director of the corporation shall not be liable to the fullest extent permitted by any amendment to the Delaware General Corporation Law hereafter enacted that further limits the liability of a director.

Article VI of the Bylaws of the Company provides in relevant part as follows:

    SECTION1. RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding'), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Corporation or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director of officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, liability and loss (including without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) other than a proceeding (or part thereof) brought under Section 3 of this Article VI indicated by such person or his or her heirs, executors and administrators only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Article VI shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a current, former or proposed director or officer in his or her capacity as a director or officer or proposed director or officer (and not in any other capacity in which service was or is or has been agreed to be rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnified person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Section or otherwise.

    SECTION 2. INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation, individually or as a group, with the same scope and effect as the indemnification of directors and officers provided for in this Article.

    SECTION 3. RIGHT OF CLAIMANT TO BRING SUIT. If a written claim received by the Corporation from or on behalf of an indemnified party under this Article VI is not paid in full by the Corporation within ninety days after such receipt, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    SECTION 4. NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the advancement and payment of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any law (common or statutory), provision of the Certificate of Incorporation of the Corporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

    SECTION 5. INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or its or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

    SECTION 6. SAVINGS CLAUSE. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each director and officer of the Corporation, as to costs, charges and expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this
Article VI that shall not have been invalidated and to the fullest extent permitted by applicable law.

ITEM 16. EXHIBITS


    NUMBER                                            DESCRIPTION OF EXHIBIT
-----------  --------------------------------------------------------------------------------------------------------

      +4.1   Form of Note (included in Exhibit 4.2 hereto).

      +4.2   Indenture by and between the Company and Chase Bank of Texas, N.A. dated as of March 16, 1998.

      *5.1   Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation regarding legality of securities being registered.

     +10.1   Purchase Agreement by and among the Company, BT Alex. Brown, Incorporated, BancAmerica, Robertson
             Stephens, Donaldson, Lufkin & Jenrette Securities Corporation and Piper Jaffrey Inc. dated as of March
             11, 1998.

     +10.2   Registration Rights Agreement by and among the Company, BT Alex. Brown, Incorporated, BancAmerica,
             Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation and Piper Jaffrey Inc. dated as of March 11, 1998.

      12.1   Statement Re: Computation of Ratios.

      23.1   Consent of Arthur Andersen LLP, Boston, Massachusetts.

     *23.2   Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation (included in Exhibit 5.1).

     *24.1   Power of Attorney (set forth on signature page).

     *25.1   Form T-1, Statement of Eligibility of and Qualification under the Trust Indenture Act of 1939 of Chase
             Bank of Texas, N.A., as Trustee.

      27.1   Financial Data Schedule


------------------------


+ Incorporated by reference to the Company's Form 8-K, as filed on March 30, 1998.



*   Previously filed.


ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section

15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the Requirements for filing of Amendment No. 1 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 8th day of September 1998.



                                CONCENTRA MANAGED CARE, INC.

                                By: /s/ DONALD J. LARSON
                                     -----------------------------------------
                                     Donald J. Larson, Chief Executive Officer
                                       and Chairman of the Board of Directors




    Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                Chief Executive Officer and
     /s/ DONALD J. LARSON         Chairman of the Board
------------------------------    (principal executive        September 8, 1998
       Donald J. Larson           officer)

                 *              President and Chief
------------------------------    Operating Officer,          September 8, 1998
       Daniel J. Thomas           Director

                                Executive Vice President,
     /s/ JOSEPH F. PESCE          Chief Financial Officer &
------------------------------    Treasurer (principal        September 8, 1998
       Joseph F. Pesce            financial and accounting
                                  officer)

                 *              Director
------------------------------                                September 8, 1998
       John K. Carlyle

                 *              Director
------------------------------                                September 8, 1998
      George H. Conrades

                 *              Director
------------------------------                                September 8, 1998
      Robert W. O'Leary

                 *              Director
------------------------------                                September 8, 1998
      Robert A. Ortenzio

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                 *              Director
------------------------------                                September 8, 1998
   Mitchell T. Rabkin, M.D.

                                Director
------------------------------                                September 8, 1998
      Lois E. Silverman

                 *              Director
------------------------------                                September 8, 1998
 Hon. Willis D. Gradison, Jr.

                                Director
------------------------------                                September 8, 1998
       Richard D. Rehm

*By: /s/ Richard A. Parr II
------------------------------
   Richard A. Parr II, Esq.
       Attorney-in-Fact